

Mail Stop 3561

January 23, 2007

By Certified U.S. Mail

Mr. Hugo M. Cancio
President and Chief Executive Officer
Fuego Entertainment, Inc.
19250 NW 89th Court
Miami, FL 33018

> **Re:** **Fuego Entertainment, Inc.**
> **Form 10-KSB for Fiscal Year Ended May 31, 2006**
> **Filed September 18, 2006**
> **File No. 0-52054**
> **Form 8-K Dated August 24, 2006**
> **Filed August 25, 2006**
> **File No. 0-52054**

Dear Mr. Cancio:

 We have reviewed your response dated December 18, 2006 to our comment letter dated October 26, 2006 and have the following additional comments.   Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended May 31, 2006

Cover

 1. To the extent you file another revised annual report, please include your correct file number 000-52054. You should also disclose the aggregate number of shares and value of common equity held by non-affiliates as of a date within the past sixty days rather than as of the fiscal year-end. See the instructions to Form 10-KSB.

2. Please add an explanatory note to the cover page that discusses the substantive changes to your amended filing. Please include revisions to Item 8A. Disclosure Controls and Procedures, Exhibits 31.1. and 31.2 and the impact of the revised presentation of production costs in the statement of cash flow in the explanatory note.

Item 5. Market for Common Equity and Related Stockholder Matters, page 4

3. To the extent you file another revised annual report, please include the information required by Item 201(a)(ii), as previously requested.

Item 6. Management's Discussion and Analysis or Plan of Operation, page 6

4. We note your response to comment 4 in our letter dated October 26, 2006. Please tell us if this licensing agreement is included as an exhibit in another filing. We do not see it listed in your exhibit index. Please advise, include or incorporate by reference this agreement in the exhibit index of your revised filing, as applicable.

5. We note your response to comments 5 and 6 in our letter dated October 26, 2006. The existence of postponements, distribution changes (i.e. theatrical versus DVD release), and insufficient funding are all specifically cited in paragraph 43 of SOP 00-2 as indicators of impairment. Please expand your discussion to address why management believes these projects are not impaired as of the balance sheet date.

Cost of Filming Revenues, page 8

6. We note your response to comment 8 in our letter dated October 26, 2006. Please explain why you state Mr. Cancio was never paid compensation expense in response to comment 15 and disclose no expense in Item 10 of this filing, yet you also disclose his compensation is classified in selling, general and administrative expenses. If the compensation earned by Mr. Cancio represents contributed services, please clarify that fact and revise the disclosure as applicable.

Operating expenses, page 8

7. We note your response to comment 9 in our letter dated October 26, 2006. Your response states Fuego hired a team of sales representatives yet you disclose having no employees on page 4 of this filing. Please advise and clarify your response.

Item 8A. Controls and Procedures, page 9.

8. We note your response to comments 10 through 14 in our letter dated October 26, 2006. Your disclosure of the evaluation of disclosure controls and procedures and changes in internal controls over financial reporting are still not compliant with Items 307 and 308

of Regulation S-B. Please advise or revise your disclosures to include each of the following specific requests:

- Disclose that your principal executive and financial officers both carried out an evaluation of the effectiveness of the design and operation of disclosure controls and procedures and concluded <u>as of the end of the period covered by the report</u>.

- Remove the disclosure that disclosure controls and procedures are 'now' effective.

- As previously stated, management may only conclude disclosure controls and procedures are either effective or ineffective as of the end of the period covered by the report. Please state that your disclosure controls and procedures are effective and appropriately disclose each material weakness and the existing mitigating factors that provide management a basis for concluding disclosure controls and procedures were effective. Alternatively you can state controls are ineffective and still discuss these material weaknesses, as applicable.

- Include your consideration of the incorrect characterization of production costs in your statement of cash flows that resulted in a material change to cash flows from operating and investing activities.

- Remove the term significant from your disclosure and disclose if there is <u>any</u> change in internal control over financial reporting in the fourth fiscal quarter that has affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Financial Statements, page 13

Statements of Cash Flows, page F-5

9. We note your response to comment 18 in our letter dated October 26, 2006. The cash provided by and used in operating and investing activities materially changed as a result of your recharacterization of production costs. Please advise or revise and label the cash flow statement as restated and include disclosures required by paragraphs 36 and 37 of APB No. 20. Please also disclose the result this change has on your operating cash flows in your discussion of liquidity and capital resources.

6. Related Party Transactions, page F-12

10. We note your press releases on September 28, 2006 and November 20, 2006 announced Fuego Entertainment, Inc. (FEI) is launching Fuego TV and that FEI acquired VSEN-TV. We also note that your amended Form 8-K filed on December 11, 2006 further states that Fuego Entertainment Media, LLC (FEML) entered into arrangements with an antenna owner rather than FEI. Your disclosures are contradictory and unclear as to the ultimate ownership and management of these television stations. Please correct the

inconsistencies and clarify both FEI and FEML roles and responsibilities for these television arrangements. Specifically disclose:

- If true, that FEML is the lessee of all television stations, FEI is entering into management or service agreements with FEML and FEI has no ownership interests in any of the television stations leased by FEML.

- FEML's rights and obligations as a lessee with each station owner. Include the relevant provisions of the lease agreement including the number of stations, the lease term and FEML's options to acquire the stations.

- The relevant provisions of the management operating agreement between FEI and FEML. Identify the managed stations and describe FEI's day-to-day responsibilities to FEML, its rights to earn revenue, remit payments to FEML, its obligations to fund operations, the terms of FEI's option to purchase the television stations and the priority to exercise the options to acquire stations by both FEI or FEML's.

- The nature of the relationship between FEML and FEI, your basis for disclosing FEML as an affiliated entity and for not consolidating FEML.

Note 10. Subsequent Events, page F-15

11. Reference is made to comment 3 in our letter dated October 26, 2006. As previously requested, please describe the underlying factor(s) applied to the royalty of 25%. For example, disclose whether the royalty is 25% of sales, net sales or some other factor. Further, disclose the pertinent terms of the agreement including whether the 10-year term commenced in August 2006. See SFAS 57.

Exhibits 31.1 and 32.1

12. We note your response to comment 22 in our letter dated October 26, 2006. Please revise the wording in your certifications to reflect the exact wording provided by Item 601(b)(31) of Regulation S-B.

Form 10-QSB for the Three Months Ended August 31, 2006

Statements of Operations, page 5

13. Please revise to present the share based payments in the same line item(s) as cash compensation. See SAB Topic 14.F.

Statements of Cash Flows, page 6

14. Your production costs should be presented consistently with the presentation in your annual audited financial statements and in accordance with SOP 00-2, paragraph 55.

Please revise your interim filing to reflect these costs as adjustments in operating activities.

15. Please disclose why $25,700 in proceeds from common stock is presented in this statement and $18,500 is presented in your statement of stockholders' equity. Alternatively, please revise the amounts to reconcile with one another.

16. Consistent with our comments in your annual financial statements, please revise your interim filing to include the required disclosures for management's evaluation of disclosure controls and procedures and changes in internal controls over financial reporting required by Items 307 and 308 of Regulation S-B. Please also conform managements' certifications to reflect the exact wording provided by Item 601(b)(31) of Regulation S-B.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341, Donna DiSilvio at (202) 551-3202, or me at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief